Filed pursuant to Rule 433

Registration Nos. 333-108785 and 333-135738

$75,000,000 7.625% Series J Cumulative Redeemable Preferred Shares of Beneficial

Interest - Liquidation Preference $25.00 Per Share

Term sheet dated July 13, 2006

Issuer:  Corporate Office Properties Trust

Security:  7.625% Series J Cumulative Redeemable Preferred Shares of Beneficial Interest

CUSIP:  22002T702

Size:  3,000,000 shares

Public offering price:  $25.00 per share, plus accrued dividends, if any, from the date of original issue; $75,000,000

Over-allotment option:  450,000 shares

Maturity:  Perpetual

Call date:  On or after July 20, 2011 (subject to the special optional redemption right described in the prospectus supplement)

Payment dates:  Initially October 15, 2006 and quarterly thereafter

Type of security:  SEC registered

Underwriting discounts and commissions: $0.7875 per share; $2,362,500 total ($2,716,875 if over-allotment option is exercised in full)

Expected net proceeds after deducting underwriting discounts and commissions and estimated transaction expenses payable by Corporate Office Properties Trust:  $72,411,000 ($83,306,625 if over-allotment option is exercised in full)

Dividend Rate:  7.625% of the liquidation preference per annum; $1.90625 per annum per share, cumulative from date of original issue (subject to the step-up provision described in the prospectus supplement).  Initial quarterly dividend will be approximately $0.45009.

Settlement date:  July 20, 2006

Selling concession:  Not to exceed $0.50 per share

Reallowance to other dealers:  Not to exceed $0.45 per share

Sole Bookrunner:	Wachovia Capital Markets, LLC	1,170,000 shares

Co-Managers:	A.G. Edwards & Sons, Inc.	510,000 shares
	RBC Dain Rauscher Inc.	510,000 shares
	Stifel, Nicolaus & Company Incorporated	510,000 shares
	Robert W. Baird & Co. Incorporated	300,000 shares

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Wachovia Capital Markets, LLC by calling toll-free 1-800-326-5897 or by emailing syndicate.ops@wachovia.com.